BIOSTATE AI

General-purpose biomedical AI to help 90% of people live to 90





biostate.AI
Predictive healthcare
at population scale
Ultra Low Cost Human Biology

biostate.ai Houston, TX

Technology | Notable Angel | Healthcare | SaaS | AI

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. $20M raised from leading VCs including Accel, Matter Venture Partners, InfoEdge Ventures, Vision Plus, and Caltech Fund.

2. Repeat Founder: previously built $100M+ funded genomic platform with $20M+ revenue (2022).

3. 30+ clinical collaborations with top hospitals including Harvard Med School, MD Anderson, Cornell... Accessing 100,000+ patient samples worldwide.

4. Active clinical research programs in Leukemia, Melanoma, Lung cancer, Diabetes, Lupus, Multiple Sclerosis, and Coronary Artery Disease

5. 15+ Patented technology to reduce RNA & DNA testing cost

by 80%+

6. Our AI scientist platform (K-Dense) outperforms ChatGPT-5, Claude, Gemini by 60%+.

7. Revolutionizing Precision medicine and Multi-omics, $100B+ markets.

8. Headquarter in Houston and palo alto. Subsidiaries in India, China, and Saudi Arabia

Featured Investors

Michael Schnall-Levin Follow Invested $35,000

CTO of 10x Genomics (NASDAQ: TXG)

"I have known Dave Zhang for a number of years and am extremely impressed by his intelligence, drive and creativity. I believe that Dave and the rest of the Biostate team have a unique approach to applying artificial intelligence to large-scale molecular data and early disease detection, and think that the company has tremendous potential."

Yining Hu
Syndicate Lead
Follow Invested $50,000

Cofounder & CEO with 20+ years in medical devices, semiconductors, and advanced manufacturing across the US and China. Building platforms in digital pathology, multiomics, and high-throughput imaging. Investor in AI-driven biotech and diagnostics.

"As co-founder of Cephla and Heidstar, I closely follow advances in biomarker discovery and clinical diagnostics. Biostate AI stands out by integrating wet lab innovation with AI. Their BIRT technology reduces RNA-seq cost by ~10x and enables low-input applications like FFPE and plasma RNA, expanding clinical use and opening new paths for drug discovery. Combined with global data access and strong leadership, this creates a credible path toward scalable precision medicine."

Other investors include Gaingels Notable , Mana Ventures Notable , Accel, Dario Amodei (Founder & CEO of Anthropic), Caltech Fund, Matter Venture Partners, Vision Plus Capital, Emily Leproust (CEO of Twist Biosciences), InfoEdge Ventures, Joris Poort (Founder & CEO of Rescale), Catapult Ventures, Prasad Chintamaneni

CEO of Resedle), Catapult Ventures, Prasad Chintamaneni
(Board of New Mountain Capital),
The White Rabbit Advisors, MV Funds, Nebula Advisors,
Arpan Sheth, Bob Zhou, Wendy Connors, Jon Dedon & 77
more

Team



Dave Zhang   Co-Founder/CEO

Presidential award-winning bioengineering professor with
60+ top publications and 40+ patents. Previously co-
founder & CEO of innovative cancer diagnostics company
that raised over $100M+ from Sequoia and AstraZeneca and
reached $20M+/yr revenue.



Jeremy Sobotta   CFO

Former CFO, Perimeter Medical Imaging AI (NASDAQ:
PINK). Led $4B+ in M&A capital across biotech & medtech.
15+ years senior finance leadership at Stryker & Padagis.



Kutapa Muthanna   CEO, Bayosthiti.AI (India Subsidiary)

Former Director at KPMG; 20 years of finance and client
relations leadership at KPMG and Fidelity Investments. Led
global client tax and technology services.



Zoe Zheng   CEO, Baiaosheng (China Subsidiary)

Former venture capitalist at Matrix Partners China, Gaorong
and other top VC funds, leading investments in technology
and AI. Brings deep experience in strategic partnerships
across the biotech ecosystem.



Mohammad Alkheilewi   CEO, Biostate AI MENA (KSA Subsidiary)

Former Managing Director at Eurofins Clinical Laboratories
in Saudi Arabia with prior leadership roles at the Saudi
Arabia Ministry of Health. Led major public-private
partnerships for national health programs. Brings broad
expertise in clinical operation

Help 90% of people live to 90

Why Biostate AI?

Today, pharma companies spend billions of dollars and multiple years to develop new drugs that benefit less than 20% of patients for each hyper-narrow disease. At Biostate, we believe that with the power of big data and modern AI, we can build a general purpose biomedical AI that can help 90% of humanity live to 90 years old by understanding and helping cure all diseases.

A Worldwide Clinical Network



Since its founding in 2023, Biostate has become a global constellation of organizations spanning 4 countries. We have established partnerships with dozens of leading hospitals including Harvard Medical School, MD Anderson Cancer Center, Cornell Weill Medical School, Peking Renmin Hospital (China), and Narayana Health (India).

6 Diseases Focus



Lung Cancer   Leukemia   Melanoma







Autoimmune Disease
Cardiovascular Disease
Diabetes

Through these collaborations, we can obtain real-world clinical data to train our predictive medical AI, N-act. Our active clinical research programs initially focus on leukemia, lung cancer, melanoma, diabetes, lupus, multiple sclerosis, and heart disease.

The N-act model helps identify early warning patterns that standard tests often miss. These insights enable doctors to make earlier, better-informed decisions and ultimately improve care for millions of patients worldwide.

Top-Tier Investor Backing



biostate.AI
Etsy
Dropbox
Discord
fiverr.
Spotify
slack
Series A
Lead Investor
Accel
The early backer of Facebook, Scale AI, Slack, and Discord

Biostate's Series A (2025) was led by Accel (Series A investors in Facebook, Scale AI, Slack, and Discord), and Biostate's earliest investors include Dario Amodei (co-founder/CEO of Anthropic), Emily Leproust (co-founder/CEO of Twist Bioscience), and the California Institute of Technology.

Built On Real Gains



Significant Growth.
Exceptional Returns.
+210%
Investor Gain Since 2023*
*Based on the value increase from Biostate's 2023 Seed round.
+169%
2023
2024
2025

These returns represent unrealized gains based on valuation increases from subsequent financing rounds. Previous investors have not yet received realized returns. Returns are not guaranteed.

From its 2023 Seed round, Biostate's investors have seen up to +210% gain on the value of their investments. These top investors believe and support Biostate's vision of a future of

healthy living – will you join them?

The World Is Losing Billions of Healthy Years

Today, the average global life expectancy is about 71 years (WHO). Most people lose nearly two decades of healthy life not because their diseases were incurable, but because doctor prescribe treatment for the "average" patient instead of specifically optimized for them. Precision medicine has the power to change this, but it is currently accessible to less than 5% of the world.


20 Healthy Years Lost
The average global life expectancy is 71*
Most people lose healthy years due to one-size-fits-all treatment
Precision medicine could change this
Reality Lifespan
71 yrs
Potential Lifespan
91 yrs
*According to World Health Organisation (WHO).

If we can find a way to extend healthy lifespan to 90, the impact will be enormous: adding 19 extra healthy years to each of Earth's 8 billion people creates a combined 150 billion healthy years of life.


Each Quality-Adjusted Life Year (QALY) is worth
$100,000–$150,000.*
That means we will generate over
$3,000 trillion of global value,
25× the current annual world GDP.
*According to Institute For Clinical And Economic Review (ICER).

According to the ICER, each Quality-Adjusted Life Year (QALY) is worth $100,000–$150,000. That means we will generate over $3,000 trillion of global value, 25× the current annual world GDP.

This is why our mission matters.

Biostate has been working on the innovation of multiomics testing and advanced AI technologies to achieve this mission, and allowing your grandparents, your parents, and you to live longer and happier without battling the specter of disease.

Affordable Multiomics At Scale

Biostate's
Sequencing Platform
Less than $50 for 30,000 genes
Scale data collection to millions of patient samples, in order to train powerful medical AI.*
Traditional
DNA/RNA Analysis
$3000+ for <500 genes
*With proper informed consent and physician support
Oncotype Dx, FoundationOne, Guardant 360, etc.

DNA and RNA sequencing technologies used today were invented in a different era and not intended to scale to millions of people. Genetic tests like Foundation One for cancer have a price tag of over $3000 to analyze 500 genes. We've invented and deployed technology to do genetic analysis for less than $50, and on 30,000 genes rather than 500. This uniquely allows us to scale data collection to millions of patient samples, with proper informed consent and physician support, in order to train powerful medical AI.

Ultra-Efficient RNAseq







10× Lower Cost
Delivers full RNA sequencing at 10× lower cost.
10× Less Input
Just one FFPE curl or 1 mL plasma reveals 30,000+ genes.
Any Sample
Succeeds on damaged, degraded, ultra-small samples.

- 10× lower cost than traditional RNA sequencing
- 10× less input required: one FFPE curl or 1 mL of plasma can uncover 30,000+ genes
- Works on damaged, degraded, or ultra-small samples that normally fail in standard pipelines

Ultra-Reliable DNAseq





8× Lower Cost
Makes sequencing far more affordable and widely accessible.
>95%
Uniform Coverage
Delivers consistent 30× depth for dependable clinical results.
260% GC-Rich Gain
Sharp clarity in the genome's toughest regions.

- 8x lower cost than traditional DNA sequencing (Higher margin)
- >95% uniform coverage at 30× depth, high diagnostic reliability
- 260% improvement in notoriously difficult GC-rich regions

State-Of-The-Art Scientist AI


K-Dense
An autonomous AI scientist specializing in bio/medicine
60%
More accurate than other AI
+60%
Chat GPT
Gemini
DeepSeek
K-Dense
"K-Dense has discovered novel science, including 4 new RNA biomarkers of aging."
Dr. David Sinclair
Professor of Genetics, Harvard Medical School

Modern general-purpose AI models were not built to analyze terabytes of human molecular data. DNA or RNA sequencing data from a single person is usually 5000x larger than ChatGPT's working memory(100,000 words). That's why we built K-Dense - an autonomous AI scientist specializing in bio/medicine and outperforming ChatGPT, Gemini, and Deepseek by 60%.

Working with Dr. David Sinclair, one of the world's leading aging researchers, K-Dense helped build one of the most accurate models for predicting biological age. In the process, K-Dense discovered **four new RNA biomarkers** of aging, uncovering biology that had never been documented before.

Go to Market

Our pricing is simple.

RNA tests cost $80 per sample. DNA tests cost $125 per sample. Gross margins are above 70%.


>$10B / year
in reachable multiomics revenue
>70%
Gross margins

In the U.S. alone, cancer diagnostic testing represents a market

of over $70B, with more than $25B per year coming from repeat tests, and this market continues to grow each year.

This is only part of a larger opportunity across many additional disease areas where Biostate's technology can create substantial value.

A Global Footprint



1.4B
India
Global hub for affordable generics and large-scale diagnostics.

1.8B
Global Muslim Reach
Saudi Arabia
Vision 2030 investment and massive annual healthcare demand.

1.4B
China
Huge patient base and fast-growing pharma market.

Billions of Patients.
One Integrated Platform.
Positioned at the center of the world's largest healthcare markets.

With operations across the United States, China, India, and the Middle East, Biostate operates inside the world's fastest-growing healthcare markets:

- **China**: 1.4B population; rapidly developing pharmaceutical industry building new drugs

- **India**: 1.4B population; world's greatest manufacturer of affordable generic and biosimilar drugs

- **Saudi Arabia**: Spiritual center of the 1.8B Muslim world with over 100 million worldwide pilgrims per year; strong government initiatives and incentives to modernize health through Vision 2030.

No other precision-medicine company combines global wet labs, AI platforms, and multiomic pipelines across these regions exactly like us.

Our Leadership Team



David Zhang, Ph.D.
Co-founder & CEO

- Founder & former CEO of NuProbe (raised $110M+; $21M revenue in 2022).
- 60+ peer-reviewed publications in molecular diagnostics.
- Former Associate Professor of Bioengineering, Rice University.



Jeremy Sobotta
CFO



CFO
- Former CFO, Perimeter Medical Imaging AI (NASDAQ: PINK).
- Led $4B+ in M&A capital across biotech & medtech.
- 15+ years senior finance leadership at Stryker & Padagis.

Senior Leadership

   

Kutapa Muthanna
CEO, Bayosthiti.AI
(India Subsidiary)

Timothy Kassis, Ph.D.
Co-Founder & Head of AI, K-Dense

Zoe Zheng
CEO, Baiaosheng
(China Subsidiary)

Mohammad AlKweihewi
Biostate AI MENA
(KSA Subsidiary)

Our leadership team combines deep scientific expertise, proven company-building experience, and global operational leadership. Led by a repeat founder with a strong track record in molecular diagnostics and supported by seasoned financial and technical executives, the team brings together strengths across biotech, AI, and international markets—positioning Biostate.ai to execute at scale and translate cutting-edge science into real-world impact.

Guided By Global Experts



George Church
Harvard Medical School, NGS Tech
HARVARD MEDICAL SCHOOL

Robert Sanchez
HCA Florida Heart Institute, Heart Disease
HCA Florida University Hospital

Abhijit Patel
Yale School of Medicine, Lung Cancer
Yale University School of Medicine

Ghayas Issa
MD Anderson Cancer Center, Leukemia
MD Anderson Cancer Center

Juan Cata
MD Anderson Cancer Center, Chronic Pain
MD Anderson Cancer Center

Peter Dedon
MIT, RNA Epigenetics
MIT Massachusetts Institute of Technology

Sarah Elsea
Baylor College of Medicine, Inherited Diseases
BAYLOR COLLEGE OF MEDICINE

Fernando Santacruz
Houston Methodist, COPD
Methodist

Stanley Hazen
Cleveland Clinic, Cardiovascular Disease
Cleveland Clinic

Keith Flaherty
Massachusetts General Hospital, Melanoma
Massachusetts General Hospital

Yuzhang Wu
Chinese Academy of Engineering, Autoimmune Diseases
中国工程院 Chinese Academy of Engineering

Xi Zhang
Xinqiao Hospital, Blood Disorders
新桥医院

Arvind Kasaragod
Cloud 9 Hospitals, Pediatric Diseases
cloudnine

This advisory board brings together world-class clinicians, researchers, and innovators from leading institutions to guide and support Biostate.ai's mission.

Backed by expertise across genomics, cancer, cardiovascular, autoimmune, and rare diseases, these advisors provide critical scientific, clinical, and strategic insight—ensuring our technology is credible, clinically relevant, and built to scale real-world impact.

Who's Building With Us



Institutional Investors

Accel
Shekhar Kirani
Board Member & Lead Investor

Matter Venture Partners
Haomiao Huang
Venture Investor

Vision Plus Capital
Yiran Liu
Venture Investor

Catapult VC
Rouz Jazayeri
Venture Investor

InfoEdge Ventures
Chinmaya Sharma
Venture Investor

Caltech Fund
Fred Farina
Innovation & Deep-tech Investor

Individual Investors

Prasad Chintamaneni
New Mountain Capital
Senior Advisor / Board Member

Dario Amodei
Anthropic
Founder & CEO

Mike Schnall-Levin
10X Genomics
Chief Technology Officer

Emily Leproust
Twist Bioscience
Founder & CEO

Joris Poort
Rescale
Founder & CEO

Arpan Sheth
Bain & Company
Senior Partner

Multi-Engine Revenue Growth

Biostate AI is scaling through multiple high-margin growth engines: U.S. clinical diagnostics, proprietary AI software (K-Dense), and expansion across India, China, and the Middle East.



Financial Projections
(2026-2029)

Revenue growth is driven by U.S. leadership and expansion in China, India, and KSA.

$ 180M

$ 90M

$ 35M

$ 10.5M

| 2026 | 2027 | 2028 | 2029 |

Forward-looking projections are not guaranteed. The $10.5M projection includes both organic growth and strategic expansion. Organically, we project ~$1.5M in 2026 for Biostate, and ~$3M on a consolidated basis including subsidiaries and spinouts. The higher projection reflects our strategy to expand sequencing capacity and selectively acquire profitable sequencing labs.

Revenue is projected to grow from $10.5M in 2026 to $180M by 2029, driven by repeat testing, AI licensing, and global market access. With gross margins above 70%, this growth supports strong operating leverage and long-term enterprise value.


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Multiomics • AI • Global Impact

Join us in creating a future where precision medicine works for everyone.


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Meet our mascot
A limited-edition plush* gifted to Biostate.AI investors.